599 LEXINGTON AVENUE   |   NEW YORK   |   NY   |   10022-6069

WWW.SHEARMAN.COM   |   T +1.212.848.4000   |   F +1.212.848.7179

April 12, 2013

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	Liberty Global Corporation Limited

Registration Statement on Form S-4

Filed March 7, 2013

File No. 333-187100

Dear Mr. Spirgel:

On behalf of our client Liberty Global Corporation Limited (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter dated April 3, 2013 (the “Comment Letter”) to the Company regarding the Company’s above-referenced registration statement (File No. 333-187100) on Form S-4 (the “Form S-4”) in connection with the proposed transactions involving the Company, Liberty Global, Inc. (“Liberty Global”), certain of Liberty Global’s subsidiaries and Virgin Media Inc. (“Virgin Media”).

On behalf of the Company, we submit this letter in response to the Staff’s comments in the Comment Letter. To facilitate your review, we have repeated each of your comments in bold followed immediately by the response of the Company and Liberty Global or Virgin Media, as applicable, to that particular comment. In addition, we are enclosing an Amendment No. 1 (“Amendment No. 1”) to the Form S-4, which was transmitted to the SEC today and filed via the EDGAR system. We are also providing you supplementally five courtesy copies of Amendment No. 1 marked to show changes to the Form S-4. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

*****

ABU DHABI   |   BEIJING   |   BRUSSELS   |   DÜSSELDORF   |   FRANKFURT   |   HONG KONG   |   LONDON   |   MILAN   |   MUNICH   |   NEW YORK

PALO ALTO   |   PARIS   |   ROME   |   SAN FRANCISCO   |   SÃO PAULO   |   SHANGHAI   |   SINGAPORE   |   TOKYO  |  TORONTO  |   WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

RESPONSES TO STAFF COMMENTS

Prospectus cover page

1.	Please disclose the total number of each class of shares being offered by Liberty Global Corporation Limited. Also disclose the total transaction value for the acquisition of Virgin Media, the total amount of cash to be issued to Virgin Media shareholders and the total amount of additional debt that the combined companies are anticipated to have.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on the prospectus cover page of Amendment No. 1.

Summary, page 14

Structure of the Transaction, page 16

2.	Please expand your disclosure to discuss why you have structured the transaction in the manner disclosed. For example, explain why there will be two mergers associated with New Liberty Global’s acquisition of each company. As another example, discuss the purpose and effect of having a merger subsidiary acquire a portion of New Liberty Global shares from New Liberty Global in exchange for a promissory note and then having New Liberty Global and the merger subsidiary issue New Liberty Global shares to Liberty Global shareholders in the first LGI merger. Summarize the terms and amount of the promissory note and disclose the principal amount of the promissory note in the post-transaction diagram.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on pages 16, 17 and 75 of Amendment No. 1.

Interests of Liberty Global Directors and Executive Officers in the Mergers, page 24

3.	Please identify the executive officer of Liberty Global, formerly employed by Virgin Media, who will receive VMI merger consideration in connection with the mergers. We note your disclosure on page 153. In addition, please quantify the merger consideration the executive officer will receive.

RESPONSE:

In response to the Staff’s comment, the disclosure on pages 25 and 156 of Amendment No. 1 has been revised.

Risk Factors, page 40

4.	We note disclosure in Virgin Media Inc.’s Form 10-K for fiscal year ended December 31, 2012 that as of December 31, 2012 Virgin Media was able to utilize certain net operating loss carryforwards in the amount of £376.3 million prior to their expiration to reduce U.S. federal income tax liabilities. Please confirm whether the Liberty Global mergers will result in an ownership change for Virgin Media under Section 382 of the Internal Revenue Code, potentially limiting Virgin Media’s use of net operating loss carryforwards, tax credits or other tax attributes to offset future taxable income or tax liabilities. If so, please provide appropriate disclosure throughout the joint prospectus/proxy statement, including risk factor disclosure, discussing these tax attributes and whether the use of such tax attributes will be limited, or not able to be utilized at all by Virgin Media, due to the Liberty Global mergers.

RESPONSE:

In response to the Staff’s comment, a new risk factor has been included on page 50 of Amendment No. 1.

5.	Please revise your disclosure to include risk factor disclosure discussing that as a result of the deemed distribution of the Lynx Merger Sub 1 promissory note, New Liberty Global could have significant passive income, and thus, may be considered a passive foreign investment company, or PFIC. We note your disclosure on page 173.

RESPONSE:

In response to the Staff’s comment, a new risk factor has been included on page 49 of Amendment No. 1.

The exchange ratios are fixed and will not be adjusted for changes affecting Liberty Global or Virgin Media, page 41

6.	Please revise your disclosure here and throughout to clarify the “specified decrease” in the average closing price of Liberty Global common stock that may trigger the Virgin Media board of directors’ right under the merger agreement to withdraw its recommendation to the Virgin Media stockholders that they adopt the merger agreement.

RESPONSE:

In response to the Staff’s comment, disclosure on pages 41, 98 and 214 of Amendment No. 1 has been revised.

New Liberty Global, Liberty Global and Virgin Media will incur transaction, integration and restructuring costs…, page 43

7.	If known, please provide estimates of the significant, non-recurring costs New Liberty Global, Liberty Global and Virgin Media will incur in connection with consummating the Liberty Global mergers. In addition, briefly describe the costs that are payable regardless of whether the mergers are completed.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 43 of Amendment No. 1 has been revised.

If New Liberty Global is unable to retain key Liberty Global and Virgin Media personnel…, page 50

8.	Please revise your disclosure to identify the key personnel of both Liberty Global and Virgin Media referred to in this risk factor.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 51 of Amendment No. 1 has been revised.

The “Virgin” brand is used by Virgin Media under licenses from Virgin Enterprises Limited…, page 52

9.	Revise your disclosure to briefly discuss the certain circumstances pursuant to which the licenses from Virgin Enterprises Limited can be terminated, thus potentially having a material adverse effect on Virgin Media’s business and results of operations.

RESPONSE:

In response to the Staff’s comment, additional disclosure has been included on page 53 of Amendment No. 1.

Special Note Regarding Forward-Looking Statements, page 58

10.	Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 59 of Amendment No. 1 has been revised to delete such references.

Liberty Global’s Reasons for the Mergers and Recommendation of the Liberty Global Board of Directors, page 94

11.	You disclose throughout the Background to the Mergers section the importance to the Liberty Global board of directors that any combination be deleveraging for the combined business. Please discuss the anticipated leverage of the combined companies and the Liberty Global board of directors’ consideration of this factor.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 96 of Amendment No. 1 has been revised.

12.	We note you list numerous additional factors the Liberty Global board of directors considered in connection with the mergers on pages 95-96. Please revise your disclosure to address what about each of these factors affected the board of directors’ recommendation on the mergers, and discuss why these factors were viewed as positive or negative in the analysis.

RESPONSE:

In response to the Staff’s comment, the disclosure on pages 96-99 of Amendment No. 1 has been revised.

13.	Please briefly discuss the restrictions on the conduct of the Liberty Global’s business prior to the completion of the merger that the board of directors considered a potentially negative factor related to the merger.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 98 of Amendment No. 1 has been revised.

Virgin Media’s Reasons for the Mergers and Recommendation of the Virgin Media Board of Directors, page 98

14.	Briefly discuss why the Virgin Media board of directors considered the redomiciliation of Virgin Media to the United Kingdom would be beneficial to the merger and the combined companies going forward.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 101 of Amendment No. 1 has been revised.

15.	Please briefly discuss the restrictions on the conduct of the Virgin Media’s business prior to the completion of the merger that the board of directors considered a potentially negative factor related to the merger.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 103 of Amendment No. 1 has been revised.

Opinions of Liberty Global’s Financial Advisors, page 103

16.	With respect to the summary analyses provided of both Liberty Global and Virgin Media’s financial advisors, please revise your disclosure, where applicable, in the summary discussion to provide the net present value of both Liberty Global and Virgin Media’s tax attributes and net debt outstanding as of December 31, 2012.

RESPONSE:

In response to the Staff’s comment, the disclosure on pages 108-112, 117-122, 127, 132-135 and 141 of Amendment No. 1 has been revised.

17.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company’s projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Selected Company Analysis, and (iii) the total transaction value of each of the transactions used in the Selected M&A Transactions analysis. Please note, this comment applies to each of the summary opinion discussions provided by LionTree, Credit Suisse, Goldman Sachs and J.P. Morgan.

RESPONSE:

In response to the Staff’s comment, the disclosure on pages 109-111, 118-122, 129-134, 142, 144, 146, and 154 of Amendment No. 1 has been revised.

Selected Transactions Analysis, page 109

18.	Based on the selected transactions provided, please revise your disclosure to explain why LionTree selected the specific LTM adjusted EBITDA multiples for the Com Hem, Kabel Baden-Wurttemberg and Unitymedia transactions as inputs in the calculation of the implied per share equity reference range provided in this analysis.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 110 of Amendment No. 1 has been revised.

Opinions of Virgin Media’s Financial Advisors, page 123

Illustrative Present Value of Future Share Price Analysis, page 129

19.	Please revise your disclosure to provide the forecasted value of Virgin Media’s tax assets provided by Virgin Media that was utilized in this analysis.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 132 and 154 of Amendment No. 1 has been revised.

Relative Contribution Analysis, page 143

20.	Please revise your disclosure to provide the estimated EBITDA and estimated EBITDA less estimated capital expenditures of the pro forma combined company for the years ending December 31, 2012, December 31, 2013, December 31, 2015 and December 31, 2017. We note these specific forecasts are not provided in the management forecasts information beginning on page 147.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 147 of Amendment No. 1 has been revised.

Material U.S. Federal Income Tax Considerations, page 162

21.	Please revise this is section so that it is clear, if true, that the tax discussions constitute named counsels’ opinions. For example, the disclosure in the first paragraph under “Material U.S. Federal Income Tax Considerations for the LGI mergers” on page 65 indicates that Shearman and Sterling has only opined on the accuracy of the description of the material tax consequences. In addition, please indicate why each counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion.

RESPONSE:

In response to the Staff’s comment, the disclosure in the first paragraph under “Material U.S. Federal Income Tax Considerations for the LGI mergers” on page 169 of Amendment No. 1 has been revised to clarify that the tax discussion under “Material U.S. Federal Income Tax Considerations for the LGI mergers” on pages 169 to 173 of Amendment No. 1 represents the opinion of Shearman & Sterling and a draft tax opinion of Shearman & Sterling confirming this is being filed as an exhibit to Amendment No. 1, along with an additional discussion on page 169 of Amendment No. 1 that indicates why Shearman & Sterling cannot give a will opinion with respect to the U.S. federal income tax treatment of Liberty Global stockholders on their share exchange pursuant to the LGI mergers.

In addition, we respectfully note that Fried Frank’s tax opinion is a “long form” tax opinion within the meaning of Staff Legal Bulletin No. 19 (“Bulletin No. 19”). Under Bulletin No. 19, a “long-form” tax opinion is required to be summarized in and filed as an exhibit to the Form S-4. As required by Bulletin No. 19, Fried Frank’s tax opinion is summarized on pages 173-174 of Amendment No. 1 under “Material U.S. Federal Income Tax Considerations for the VMI mergers”, and a draft of Fried Frank’s tax opinion is being filed as an exhibit to Amendment No. 1. In response to the Staff’s comment, the disclosure on page 173 of Amendment No. 1 has been revised.

Unaudited Condensed Pro Forma Combined Financial Statements, page 231

22.	Please clarify in the first full paragraph on page 234 the rationale for the assumptions you are making with respect to the 2021 senior secured notes and the 2022 senior notes.

RESPONSE:

In response to the Staff’s comment, the disclosure on page 238 of Amendment No. 1 has been revised. We also note that note 12(c) on page 246 of Amendment No. 1 provides sensitivity disclosure with regards to the 2021 senior secured notes in the event that market conditions change prior to the closing of the mergers.

23.	We note from your application of purchase consideration on page 240 that you do not appear to have allocated value to either cable franchise rights or rights to use of the Virgin trademark. Please advise us.

RESPONSE:

We confirm that no value was allocated to either franchise rights or the rights to use the Virgin trademark in the unaudited condensed pro forma combined financial statements. In the case of franchise rights, we note that, unlike the U.S. market, the U.K. does not have the legal equivalent of a franchise license that, among other things, provides municipalities or others in specific jurisdictions rights to manage, direct or otherwise control telecommunications services through rate setting, infrastructure build requirements and other means. The practice of requiring persons to obtain a specific license to operate was discontinued in the U.K. market in 2003. Instead, under current European Union and U.K. regulation, any person is able to obtain an authorization to provide electronic communications services so long as the person operates its telecommunications business in compliance with certain general conditions. In this regard, there are no specific barriers to entry or significant advantages created by the authorization given that (i) the authorization is nonexclusive, (ii) the conditions which must be complied with are common to all operators and (iii) there are no other entitlements inherent within the authorization that provide separable or significant value. As such, while Virgin Media’s authorization to provide telecommunications services in the U.K. meets the contractual-legal criteria for recognition as an intangible asset, the authorization itself provides no meaningful value to an acquirer. As such, we propose to allocate no value to franchise rights in the opening balance sheet of Virgin Media.

In the case of Virgin Media’s rights to use the Virgin trademark, we note that Virgin Media obtained these rights pursuant to license agreements with Virgin Enterprise Limited. Under these license agreements, Virgin Media pays an annual royalty fee equal to 0.25% of defined revenues, subject to a minimum annual royalty payment. While the agreements provide worldwide exclusivity over the names “Virgin Media”, “Virgin Media Inc.” and “Virgin Media Business”, these rights provide Virgin Media no control over the “Virgin” brand. We believe this type of royalty arrangement falls within ASC paragraph 805-20-55-31. Accordingly, we believe the license agreements are required to be accounted for as executory contracts and that the license agreements do not give rise to a separate intangible asset given

Virgin Media’s lack of control over the brand. In addition, our preliminary view is that the terms of the license agreements, including the royalty fees, approximate market terms and accordingly do not give rise to a significant asset or liability related to a favorable or unfavorable contract. Based on this preliminary view, we have not allocated any value to the licensing agreements with Virgin Enterprise Limited in the unaudited condensed pro forma combined financial statements. As discussed in note 7 on page 244, the final purchase price allocation will be based upon appraisals and may differ from the preliminary allocation reflected in the unaudited condensed pro forma combined financial statements. Once the appraisals have been completed, we will finalize our views with respect to these license agreements. In the meantime, we have provided the required sensitivity disclosure in note 7 on page 244.

*****

Supplemental Note Regarding Virgin Media Consolidated Financial Statements

We supplementally advise the Staff that subsequent to the filing of Virgin Media’s December 31, 2012 Annual Report on Form 10-K, as amended, management of Virgin Media discovered that the reported amount of Virgin Media’s deferred income tax assets at December 31, 2012 and the reported income tax benefit for the year ended December 31, 2012 were understated by approximately £60 million ($97 million at December 31, 2012). Following the provisions of Staff Accounting Bulletin No. 99, management of Virgin Media determined that the foregoing error was not material to its consolidated financial statements as of and for the year ended December 31, 2012. Following the provisions of Staff Accounting Bulletin No. 108 (“SAB 108”), management of Virgin Media has determined that it is appropriate to correct the error to Virgin Media’s 2012 consolidated financial statements by correcting its previously issued consolidated financial statements in prospective filings, beginning with Virgin Media’s March 31, 2013 Quarterly Report on Form 10-Q. We have included disclosure on pages 34 and 238 of Amendment No. 1 to provide the conclusions and effects of the prospective corrections consistent with the disclosure requirements of SAB 108.

*****

We appreciate your assistance in reviewing this response letter. If you should have any questions or further comments with respect to the Registration Statement, please do not hesitate to contact me at (212) 848-8073.

Very truly yours,

/s/ Eliza W. Swann, Esq.
Eliza W. Swann, Esq.

cc:	Reid Hooper – Securities and Exchange Commission
Kathleen Krebs – Securities and Exchange Commission
Bryan H. Hall – Liberty Global Corporation Limited
George Casey – Shearman & Sterling LLP
Jeremy Kutner – Shearman & Sterling (London) LLP
John E. Sorkin – Fried, Frank, Harris, Shriver & Jacobson LLP
Robert P. Mollen – Fried, Frank, Harris, Shriver & Jacobson (London) LLP